Mark J. DeCesaris
Acting Chief Financial Officer
TEL +1-212-492-1140
FAX +1-212-492-8922
mdecesaris@wpcarey.com
January 21, 2009
VIA EDGAR AND BY FEDERAL EXPRESS
Ms. Cicely LaMothe
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C 20549-0405

Re:	Corporate Property Associates 15 Incorporated Form 10-K for the year ended December 31, 2007 Filed on March 31, 2008 File No. 000-50249
Dear Ms. LaMothe:
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
Financial Statements and Notes
Note 7 – Acquisitions of Real Estate-Related Investments
Equity Investments in Real Estate Acquired, page 59

Ms. Cicely LaMothe
Corporate Property Associates 15 Incorporated
January 21, 2009

1.	In your response to comment three, we note the Property Venture is a variable interest entity and that you consider CPA 16 to be the primary beneficiary. It appears that CPA 15 has the largest exposure to expected losses based on its effective interest. Expand on your analysis of paragraphs 16 and 17 of FIN 46(R) in determining that CPA 16 is the primary beneficiary. In addition, please further explain how you determined the Property Venture holds a variable interest in and is the primary beneficiary of the Lending Venture. Lastly, confirm that you will expand your disclosures in future filings to clarify your relationship with these variable interest entities, provide the disclosure required by paragraph 24 of FIN 46(R) and disclose any future cash requirements, if any, upon the exercise of the put / call.
The Company concluded that the Property Venture was a variable interest entity under FIN 46(R) and evaluated which of the CPA REITs and W. P. Carey & Co. LLC should consolidate it as the primary beneficiary pursuant to Paragraphs 16 and 17 of the guidance thereunder. Consistent with the operating practice of the Company’s advisor, the respective ownership interests were allocated between the CPA REITs based on diversification criteria and other factors. While CPA 15 has the largest exposure to expected losses based on its effective interest, none of the related parties have quantitative majority (i.e., >50% exposure).
Accordingly, under paragraph 17, the Company evaluated which of the related parties was most closely associated with the variable interest entity and observed that:
•	CPA 16 was the managing member of both Property Venture and Lending Venture

•	CPA 16 was formed with the intent of being a global fund with the expectation of focusing more on international investments, such as the subject transaction, than the Advisor’s prior funds. Additionally, at the time of the transaction, CPA 16 was the Advisor’s only REIT actively fundraising and seeking new investments.

•	CPA 16 is the earliest in its life cycle of the three CPA REITs involved in the transaction with a much longer expected hold period for its investments
Based on these factors, the Company considered CPA 16 to be more closely associated with the Property Venture. The Company also observes that the operation of the put/call will represent a reconsideration event under FIN 46(R), subsequent to which the Company anticipates that Property Venture wil not be a VIE because it is expected to have sufficient legal form equity. Accordingly, at that time CPA 16 would consolidate

Ms. Cicely LaMothe
Corporate Property Associates 15 Incorporated
January 21, 2009

the entity as the managing member under the voting interest model contained in EITF 04-05.
The Company observes that the Lending Venture’s legal form equity is generally protected from loss because of the put/call to the Property Venture on the Sellers’ remaining interest in the Lower and Middle Tier entities. The put/call effectively reduces the exposure to credit loss on the loan to Seller (the Lending Venture’s sole significant asset), which is non-recourse to the Seller because its sole collateral is Seller’s remaining interest in the Lower Tier and Middle Tier entities. The Lending Venture also does not participate in any increases in the value of the underlying real estate as a result of the operation of the put/calls and related agreements whereby the Property Venture will ultimately own 100% of the underlying Lower Tier and Middle Tier entities containing the properties leased to the Operating Company. Therefore, since the risk and rewards associated with the changes in the value of the property and the credit risk on the loan to Seller ultimately reside with Property Venture, it has been deemed to have a variable interest in Lending Venture.
Upon exercise of the put/call, in order to avoid circular transfers of cash, the Seller and the Lending Venture and the Property Venture agreed that the Lending Venture or the Seller may elect upon exercise of the respective put/call to have the loan from the Lending Venture to the Seller repaid by a deemed transfer of cash in amounts necessary to fully satisfy the Seller’s obligations to the Lending Venture, and the Lending Venture shall be deemed to have transferred such funds up to the CPA REITs as if they had recontributed them down into the Property Venture based on their pro rata ownership positions. Accordingly, the only additional cash required by the Company to fund the exercise of the put/call would be the pro rata amounts necessary to redeem W. P. Carey & Co. LLC’s interest in Lending Venture, the aggregate of which would be approximately $1.8 million, with the Company’s share approximating $700,000.
We confirm that in future filings we will update our disclosures to clarify the relationships with these variable interest entities and provide the disclosures required under paragraph 24 of FIN 46(R). These disclosures will also include a disclosure of the expected future cash requirements (beyond amounts already invested in Property Venture and Lending Venture).

Ms. Cicely LaMothe
Corporate Property Associates 15 Incorporated
January 21, 2009

FORM 10-Q FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
Certifications
2.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.
In response to the Staff’s comment, the Company confirms that the officers signed the referenced certifications in a personal capacity and that, in future filings, the certifications will be revised to exclude the functional titles of the certifying individuals from the opening sentence.

Sincerely,
/s/ Mark J. DeCesaris
Mark J. DeCesaris
Acting Chief Financial Officer

Enclosures

cc:	Jaime John Douglas E. Barzelay Thomas Wilkin